August 22, 2006 Via Edgar United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	Christine Adams, Staff Accountant Carlos Pacho, Senior Assistant Chief Accountant Larry Spirgel, Assistant Director

Re:	ROO Group, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 17, 2006 Form 10-QSB for the Fiscal Quarter Ended March 31, 2006 File No. 0-25659

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated July 19, 2006, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the fiscal quarter ended March 31, 2006 of ROO Group, Inc. (the “Company”). We respond as follows:

Form 10-KSB for the Fiscal Year Ended December 31. 2005

Note 5 Acquisitions, page P43

1.	Please tell us in sufficient detail, how you accounted for the shares underlying the “Variance Guarantee” associated with your acquisition of Reality Group, as described on page F-14 of your Form 10-K.

Response:

We accounted for the shares underlying the “Variance Guarantee” associated with the acquisition of Reality Group (Reality) as if the shares had been issued at the time of the purchase of Reality. The additional shares issued gave no additional consideration to the sellers of Reality (the "Reality Sellers"). The additional shares simply fulfilled our commitment to the Reality Sellers that the total value of our common stock issued in the acquisition would remain unchanged on the one year anniversary of the acquisition date.

The negotiated purchase price of Reality was $2,653,000. The form of consideration at the purchase date was $145,000 in cash and the balance ($2,508,000) in shares of our common stock. We issued 167,200 shares of our common stock at acquisition, at a per share price of $15.00.

The acquisition contract specified that the shares were issued under Rule 144 and were not permitted to be sold within the first twelve months after issuance. The Reality Sellers were concerned that the common shares that they accepted as payment on the acquisition date could not be sold for a period of one year.

As a result, we gave a guarantee that when the shares were allowed to be sold under the contract the shares would realize a price of no less than the $15.00 per share acquisition date price.

When the restriction lapsed, the market value of our common stock was less than the guaranteed value. We therefore, issued 425,400 shares of our common stock to settle our obligation to the Reality Sellers.

We accounted for these additional shares at a par value, as if these shares had been issued at the time of the purchase of Reality, since the full guaranteed purchase price of $2,653,000 had been booked on the acquisition date. We followed the guidance of SFAS No. 141 at paragraph 30 noting that the issuance of additional securities upon resolution of a contingency based on security prices shall not affect the cost of the acquired entity.

Note 11 Callable Secured Convertible Notes, page F-20

2.
We note that you issued warrants in connection with your callable secured convertible notes and private placements of your common stock. In this regard, it appears that you have entered into registration rights agreements that require you to file registration statements that are declared effective by the SEC and to keep the registration statements continuously effective for a preset time period, or else you are required to pay a liquidated damages with no cap on the maximum penalty that could be incurred. We note that the EITF recently deliberated the impact of these liquidated damage clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.” The EITF has not yet reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No.1 to EITF 05-4 in analyzing the registration rights agreements and in considering whether you are required to classify the warrants as liabilities or equity under E1TF 00-19.

Response:

In analyzing the registration rights agreement executed with the Callable Secured Convertible Notes (the "Notes") and the effect of the terms of that agreement on the classification of the warrants issued with the Notes, we concluded that the warrants should be classified as equity. We noted that the "liquidated damages" section of the Registration Rights Agreement at Paragraph 2(c) "Payments by the Company" allowed for settlement of penalties…" in cash or, at the Company's option in shares of Common Stock priced at the Conversion Price (as defined in the Notes) on such payment date." We reviewed the guidance in EITF 00-19 at paragraphs 7 and 8 under the heading "Initial Balance Sheet Classification." We noted that the initial balance sheet classification of contracts that require net cash settlement are generally assets or liabilities, while contracts that require settlement in shares are generally equity instruments. We further noted that contracts that give the Company a choice of net-cash settlement or settlement in its own shares are considered equity contracts. The existence of the registration rights agreement, therefore, did not change our conclusion that the warrants should be recorded as equity and not liabilities.

Form 10-QSB for the Quarter Ended March 31, 2006

Condensed Consolidated Balance Sheet

3.
We note that goodwill decreased by 44% from December 31, 2005. However, there is no mention of this material change in your filing. Please tell us in sufficient detail, the nature of the change to goodwill, and how you complied with the disclosure requirements of paragraph 45 (c) of SFAS No. 142.

Response:

The nature of the change to goodwill is based on two transactions. The first is the buyback of 29% of the shares in Reality. On October 28, 2005, we entered into an amendment (the "Amendment") to the Stock Purchase Agreement (the "Reality Purchase Agreement") dated as of March 11, 2004, between us and the Reality Sellers. Pursuant to the Amendment, the Reality Sellers agreed to exercise their buyback option effective January 1, 2006, at which date we returned 29% of the Reality shares to the Reality Sellers in exchange for 66,200 shares of our common stock. This reduced our ownership of Reality to 51%.

This buyback of shares was recorded as a partial reversal of the original $2,653,000 acquisition of Reality. We recorded a reduction of goodwill of $957,000 on January 1, 2006. This amount was calculated by taking the value of the acquisition ($2,653,000) divided by our 80% ownership percentage and multiplying that by the 29% reduction in our ownership. Our conclusion to reduce goodwill by the full amount in this buyback of shares is based on our consideration of SFAS No. 141. On the date of our acquisition of 80% of Reality, we recorded the business combination by applying the purchase method as described in SFAS No.141. The allocation of the cost was done by following the process described in paragraphs 35-46 of SFAS No. 141.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (April 30, 2004).

Current assets	$962
Property, Plant and Equipment	327
Deferred Tax Assets	13
Intangible Asset - Customer List	650
Goodwill	1,990

Total Assets Acquired	3,942

Current Liabilities	1,160
Non Current Liabilities	124
Minority Interest	5

Total Liabilities Assumed	1,289

Net Assets Acquired	$2,653

As described in paragraph 43 of SFAS No. 141, the excess cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed was recorded as goodwill. We have recorded the buyback of the 29% of the shares in Reality in the reverse order of the initial acquisition, that is by applying the reduction first to goodwill.

The second transaction is as follows. On January 27, 2006, we purchased the remaining portion of ROO Media Europe Limited that we did not already own for $90,000. This purchase was recorded as goodwill as the net assets of Roo Media Europe Limited were approximately zero. ROO Media Europe Limited is now a wholly owned subsidiary of ROO Media Corporation.

We will disclose the changes in the carrying amount of goodwill as described above in future filings, as required in paragraph 45(c) of SFAS No. 142.

4.
Please disclose your goodwill accounting policy under SFAS 142. Also, tell us how why you believe your goodwill is recoverable, considering the significant decline in your stock price as well as recurring losses from operations and negative cash flows from operations. Further, tell us if you also tested goodwill for impairment as required by paragraph 28 of SFAS No. 142.

Response:

In accordance with SFAS No. 142, we do not amortize goodwill. We review goodwill for impairment at each reporting period to determine whether events and circumstances continue to support the indefinite useful life of the asset. When testing for impairment, we compare the fair value of the reporting unit with its carrying value, including goodwill. Impairment, if any, is measured as the excess of the carrying amount over the fair value. We follow the guidance of SFAS No. 142 paragraphs 23-25 to determine the fair value of the reporting unit. We tested goodwill for impairment as required by SFAS No. 142 as of December 31, 2005 and concluded that no impairment needed to be recognized.

Note 3 Acquisitions, page 7

5.
Please tell us in sufficient detail how you accounted for the buyback option effected 1/1/06 where you returned 29% of Reality Group to its owners. In your response, please refer to the accounting literature that you relied upon in your determination.

Response:

Please see the response to comment number 3 above, which includes the Company’s response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

6.
You state that operating expenses increased by $534,000 due to increasing costs associated with increased revenue generation. However, in the preceding paragraph, you attribute the increase in revenue to acquisitions, with no mention of organic growth. Please revise to clarify in future filings.

Response:

We will revise to clarify this comment in future filings, the changes attributable to organic growth and changes attributable to acquisitions.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (212) 661-4111 ext.251 or John Clark, Controller, at (212) 661-4111 ext.261.

Very truly yours, Robin Smyth Chief Financial Officer